Exhibit (a)(1)(I)

On August 22, 2022 White Mountains Insurance Group, Ltd. announced that it has commenced a “modified Dutch auction” self-tender offer to purchase up to $500 million in value of its common shares, at a purchase price of not greater than $1,400 nor less than $1,250 per share.

As a holder of White Mountains common shares within the White Mountains Retirement Plan, you are eligible to participate in this tender offer and will be receiving a package of materials at your home address.

After reading the materials, if you are interested in participating in the tender offer, you must follow the instructions in the package, and submit your election form by September 16, 2022. If you do not wish to participate in the tender offer, you do not need to do anything; you do not need to return the election form. Please note that you will not need pre-clearance in order to tender any of your White Mountains common shares that are held within the White Mountains Retirement Plan in this tender offer.

In order to allow you additional time to consider this opportunity, we are attaching an advance copy of the letter and Q&As that you will receive at home. Your election package will also contain other documents as well as a personalized Election Form.